Issuer Free Writing Prospectus Dated December 23, 2022
Filed Pursuant to Rule 433
Relating to Preliminary Prospectus Dated December 5, 2022
Registration Statement No. 333-266097

Cine Top Culture Holdings Limited

Forward-Looking Statements

This presentation includes statements that are, or may be deemed, “forward-looking statements“. In some cases, these forward-looking statements can be identified by the use of forward-looking terminology, including the terms ”believes,” “estimates,” “anticipates,” ”expects,” ”plans,“ intends,” “may,” “could,” “might,” “will,” “should,” “approximately,” “potential,” or in each case, their negative or other variations thereon or comparable terminology, although not all forward-looking statements contain these words. They appear in a number of places throughout this presentation and include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, the motion picture exhibition market in China, the prospects of the motion picture industry and businesses as stated herein.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and regulatory developments and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operation, financial condition and liquidity, and the development of the industries in which we operate may differ materially from the forward-looking statements contained in this presentation as a result of, among other factors, the factors referenced in the “Risk Factors” section of the preliminary prospectus contained in the registration statement on Form F-1 (File No. 333-266097) initially filed with the Securities and Exchange Commission (the “SEC”) on July 12, 2022 as amended thereafter, for our proposed initial public offering (the "Registration Statement"). In addition, even if our results of operations, financial conditions and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this presentation, they may not be predictive of results or developments in future periods. Any forward-looking statement that we make in this presentation speaks only as of the date of such statement, and we undertake no obligation to update or revise publicly any of the forward-looking statements after the date hereof to conform the statements to actual results or changed expectations except as required by applicable law.

You should read carefully the factors described in the "Risk Factors" section of the prospectus contained in the Registration Statement to better understand the risks and uncertainties inherent in our businesses and any forward-looking statements. The trademarks and its symbols used herein are the properties of their respective owners.

Industry and Market Data

In this presentation, we rely on and refer to information and statistics regarding the sectors in which we compete and other industry data. We obtained this information and statistics from third-party sources, including reports by market survey companies and other sources. We have supplemented this information where necessary with our own internal estimates, taking into account publicly available information about other industry participants and our management’s best view as to information that is not publicly available.

Free Writing Prospectus Statement

This free writing prospectus relates to the proposed public offering of ordinary shares of Cine Top Culture Holdings Limited (the "Company") and should be read together with the Registration Statement filed by the Company with the SEC for the offering to which this presentation relates and may be accessed through the following web link:
https://www.sec.gov/Archives/edgar/data/1895159/000149315222034514/formf-1a.htm
The Registration Statement has not yet become effective. Before you invest, you should read the prospectus in the Registration Statement (including the risk factors described therein) and other documents we have filed with the SEC in their entirety for more complete information about us and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov.
Alternatively, we or our underwriter will arrange to send you the prospectus if you contact Pacific Century Securities, LLC, at 60-20 Woodside Ave, STE 211, Queens, NY, 11377, or by calling (212) 970-8868, or contact Cine Top Culture Holdings Limited, via email: xingmeng@idccinema.com.

The Offering

Securities being offered:		**4,600,000 Ordinary Shares***
Initial offering price:		**$4 per ordinary share***
Number of Ordinary Shares outstanding before the offering:		**13,796,053 Ordinary Shares**
Number of Ordinary Shares Outstanding After the Offering:		**18,396,053 Ordinary Shares***
Gross proceeds to us, net of underwriting discounts but before expenses and fees:		**$17,020,000***
Use of proceeds:		**We intend to use the net proceeds of this offering as follows: (i) approximately $5,000,000 to complete the construction of new cinemas; (ii) approximately $3,000,000 to acquire other cinemas; (iii) approximately $1,400,000 to upgrade and renovate our existing cinemas; and (iv) the remaining balance for general corporate purposes.**
Underwriter(s)		**Pacific Century Securities, LLC**
Proposed Nasdaq Symbol:		**CJOY**
** All terms stated herein are proposed terms*		

See offering documents for further risks and disclosures. There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

CONTENTS

OUR BUSINESS

We are an operator of high-end cinemas in southern China. Since we commenced our business in 2012, we have been developing and operating cinemas on leased commercial properties and generating revenue mostly from ticket sales for motion pictures screened in our cinemas, concession sales of food and beverages as well as related movie-based merchandise at our cinemas. We believe that our audiences are attracted to our cinemas by the films we exhibit, the locations of our cinemas and the overall entertainment experience we offer. Our cinemas are located in major commercial districts and residential areas and provide our audiences with facilities and features such as stadium seating and state of the art projection and sound technologies.



we have four cinemas in operation under our IDC International Cinema brand name through Guangzhou Star Dream Cinema City Co. Ltd., which are **IDC Panyu**, **IDC Baiyun**, **IDC Zhongshan** and **IDC Sanya** with a total of **31 screens** and **4,247 seats.**

国际影城



Sam's
CLUB

IDC Panyu

Opening time: In 2013
Address:Panyu District, Guangzhou City, Guangdong Province

Opening time: In 2015
Address:Baiyun District, Guangzhou City, Guangdong Province

IDC Baiyun



国际影城



国际影城

IDC Sanya

Opening time: In 2016
Address:Yalongwan District, Sanya City, Hainan Province

Opening time: In 2017
Address:Xiaolan District, Zhongshan City, Guangdong Province

IDC Zhongshan



国际影城

- We also have three cinemas under constructions, which are **IDC Zhuhai**, **IDC Zengcheng** and **IDC Nanning** with an expectation of a total of 26 new screens and 2,850 new seats. Due to the COVID-19 pandemic, the construction of the shopping malls in which our new cinemas will be located has been delayed, and currently we do not have anticipated opening dates for these three new cinemas.



Revenue stream

国际影城

Our revenue is derived primarily through net cinema box office receipts by our wholly owned subsidiary Guangzhou Star Dream Cinema City Co. Ltd. We also derive revenue from (i) concession sales of food and beverage as well as movie-based merchandise at our cinemas; (ii) other ancillary services such as advertising services and sponsorship arrangements; and (iii) rental income by sub-leasing areas or spaces within cinema premises to third party commercial operators.

	For the year ended December 31,			
	2021		2020	
	US$	%	US$	%
Ticket sales	$ 2,659,613	83.2	$ 1,205,713	83.9
Concession sales	383,685	12.0	130,060	9.1
Sponsorship and advertising services	5,447	0.2	31,618	2.2
Rental income	147,210	4.6	68,906	4.8
Total	**$ 3,195,955**	**100.0**	**$ 1,436,297**	**100.0**

OUR COMPETITIVE STRENGTHS

国际影城



Standardized management with retained flexibility for individual operations to better respond to variabilities in different geographical areas

We adopted standardized management practices across our line of cinemas with a view to reduce operating risks and ensure smooth and consistent business operations. We have an operations manual setting out standard operating procedures, quality control measures, performance reviews and reporting mechanisms adopted at our various cinemas for the purpose of optimizing quality of services we deliver to our customers.



Streamline operations by tasking staff with multiple functions

As the mundane yet essential tasks involved in the daily operations of cinemas, e.g. performing ticket checks, are sparsely scheduled, our frontline staff at each of our cinema sites are assigned different roles so that they can perform a diverse range of functions according to our carefully designed work schedule. Different from many large cinema operators in China, since early 2018, except for duties required to be performed by specialists such as electricity technicians, we have started to train our frontline staff by requiring them to rotate through substantially all duties, tasks, roles, functions and responsibilities at each of our cinema sites to gain experience and familiarize themselves with the daily on site operations of our cinemas, including the selling of tickets, performing ticket checks, regularly inspecting of the premises and serving customers at the concession counter.

OUR COMPETITIVE STRENGTHS



Targeted approach in programming which recognizes and actively responds to the variations in local needs and preferences

We aim to differentiate ourselves from other cinema chain operators in the flexibility and agility in our programming decisions which we believe enables us to better align with local lifestyles, interests and tastes. The screenings at each individual cinema are specifically tailored to correspond to the needs and preferences of the audiences in the respective neighborhoods and communities in which we operate.



Advanced Screening Technologies and System

We aim to provide upgraded movie watching experiences to our customers with new screening technologies and sound quality to achieve high customer satisfaction. We use advanced digital projection equipment and sound system. Our IDC International Cinemas have introduced Dolby Atmos and American JBL sound systems, including JBL's new three-division screen line array loudspeaker.

All of our IDC cinemas are equipped with standard hardware configurations of "panoramic sound", "wide row spacing" and "large screen", which make the movie viewing experience in these cinemas more immersive and unforgettable.

OUR COMPETITIVE STRENGTHS



Experienced management team with in-depth industry expertise and knowledge

We are led by an experienced management team which has extensive and in-depth knowledge and experience of the motion picture exhibition industry, including in cinema management, marketing and brand promotion, new location selection and evaluation, feasibility studies and development plans for new cinemas. Our senior management team comprises of individuals with an average of 15 years of experience in the industry and they are well positioned to analyze current trends of films and consumer behaviors.

We have established a system with professional valuation for new expansion and investment as well as efficient management and operation team to build our IDC International Cinemas in different cities with a unified brand and culture for all cinemas. Our current focus for the new developments is primarily on southern China, especially in Guangdong and Guangxi provinces.



Innovative Development Ideas

We continuously explore innovative ideas for our products and services. In 2017, IDC Zhongshan opened up a special theme theatre for children and it also set up a film museum in the cinema, for interested fans to visit the film culture. Our cinemas are built with the concept of being cultural and entertainment center, which include gaming machines, antique video game machines, children's playgrounds, billiard clubs, coffee tasting rooms, imported snacks experience halls and live studios. Our cinemas also provide venues for events, birthday parties and anniversary celebrations. We also have VIP private auditoriums for high-end customers with private bathroom, make-up room and private bar services.

OUR BUSINESS STRATEGIES

Consolidate our market position in Guangdong province

Our Company is headquartered in Guangdong province and three out of four of our operating cinemas are located in Guangdong province. According to the GDP ranking list for 2021 in China published by Securities Times, Guangdong province's GDP continues to rank No. 1 in China for 33 consecutive years with over RMB 12 trillion (approximately $1.85 trillion) in 2021, surpassing Korea and would be the 10th largest economy if it were a country, based upon World Bank Data 2021. We aim to consolidate our position in Guangdong Province by expanding our operations and enhancing our position as a leading operator in Guangdong Province.



韶关市
清远市
河源市
梅州市
潮州市
揭阳市
汕头市
肇庆市
广州市
惠州市
佛山市
东莞市
汕尾市
云浮市
中山市
深圳市
江门市
珠海市
阳江市
茂名市
湛江市

OUR BUSINESS STRATEGIES

Expand into other provinces in southern China

We aim to expand our operations in new markets in other areas of southern China, leveraging the business model that we have developed and implemented in Guangdong Province. Currently, we have two cinemas under construction in Guangdong province and one cinema under construction in Guangxi province, respectively. We have signed lease agreement for these cinemas. In addition, we plan to add six new cinemas in five different cities in the next 2-3 years if the COVID-19 pandemic is fully under control and businesses are back to normal in China, of which three are expected to be in Guangdong Province, one in Guangxi Province, one in Hainan Province and one in Shanghai city.



OUR BUSINESS STRATEGIES

国际影城

Maximize revenue opportunities through cinema related operations

We will continue to pursue additional revenue growth opportunities by developing and expanding ancillary revenue streams, such as concession sales of foods and beverages, sponsoring and advertising revenues. With these ancillary revenue streams, we aim to improve margins and reduce fluctuations caused by the seasonality of the motion picture exhibition industry.

We also intend to develop a vibrant movie going culture at existing cinemas. We plan to grow our customer base through loyalty programs, such as loyalty cards and reward schemes, together with the effective use of online ticketing platforms and other online marketing and promotion tools, such as announcing movie and showing information through wechat, weibo and other social media.

We are constantly re-evaluating and analyzing our customer viewing patterns through our information systems in order to tailor our programming to satisfy customer requirements.


3D

OUR MANAGEMENT

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CEO

Yihong Pan

Mr. Yihong Pan is our founder and was appointed as a director of the Board in February 2018. He was appointed as the Chief Executive Officer of the Company on July 5, 2022 and Chairman of the Board on August 2, 2022. Mr. Pan has served as the executive director and manager of Guangzhou Chunghei Culture Co., Ltd. since 2012. Mr. Pan received his diploma in business administration from the Society of Business Practitioners in Cheshire, English in 2014.

CFO

Binbin Yang

Ms. Binbin Yang was appointed as the Chief Financial Officer of the Company on August 1, 2022. Ms. Yang has served as the director of accounting department of Guangzhou Chunghei Culture Co., Ltd. since December 2014. Ms. Yang graduated from China University of Geosciences in accounting major in July 1996. Mr. Yang received her Certificate of Accounting Professional (Junior Level) issued by Nanchang City Bureau of Finance on August 31, 2002 and Accounting Professional Qualification (Middle Level) issued by Ministry of Human Resources and Social Security of China and Ministry of Finance of China on September 9, 2018.

OUR MANAGEMENT

国际影城

Director

Weigo Peng

Mr. Weigo Peng was appointed as the director of marketing and a director of the Board on August 1, 2022. Mr. Peng was a member of China National Soccer Team from 1992 to 1999 and received China's Best Soccer Player of Year in 1994. Mr. Peng was a professional soccer player in China from 1992-2001. Mr. Peng studied at Guangzhou Pui Ching Middle School from September 1982 to July 1988 and studied at Jinan University from 1989 to 1992.

Director

Chengxiang Yao

Mr. Chengxiang Yao was appointed as our independent director on August 2, 2022. Mr. Yao has served as the managing director of Shanghai Yonghua Investment Management Co., Ltd from March 2016. Mr. Yao served as investment director for various funds between 2013 and 2016. Mr. Yao was the founder and director of investment of Shanghai Jingyong Capital Investment Management Co., Ltd. Mr. Yao received his bachelor's degree in Statistics from Fudan University in Shanghai in 2006.

Director

Y. Tristan Kuo

Mr. Y. Tristan Kuo was appointed as our independent director on September 3, 2022. Since December 2020, Mr. Kuo has served as a board member, chairman of the audit committee, and a member of compensation committee and corporate governance and nominating committee of Jowell Global Ltd. (Nasdaq:JWEL). Mr. Kuo received Master of Arts in Accounting from The Ohio State University in February 1982 and his Bachelor of Arts in Economics from Soochow University in Taiwan in May 1977.

Director

Michael Leung

Mr. Michael Leung was appointed as our independent director on August 2, 2022. Since April 2022,Mr. Leung has served as Chief Executive Officer of Metavize Technology Solutions Limited and president of iSHANG Technology Limited. Mr. Leung received his MBA degree from Oklahoma City University in May 1991 and was awarded the "Distinguished Alumnus Award" in 1996 as well as the "Honorary Ambassador of Business School" in 2019. Mr. Leung obtained his Bachelor of Arts in Business Administration from Ottawa University in May 1989.

THANKS

At Company

Suite 401, No. 381, Panyu Avenue North Nancun County, Panyu District, Guangzhou City, China 511442.
xingmeng@idccinema.com
+86-20-3919-3288

Underwriter

Pacific Century Securities, LLC
Email: ecm@pcsecurities.us
Tel.: +1 (212) 970-8868
Add.: 60-20 Woodside Ave, STE 211, Queens, NY 11377